Exhibit 7.19

STOCK PURCHASE PLAN

(ATTACHED)

STOCK PURCHASE PLAN

This Stock Purchase Plan (the “Purchase Plan”) is entered into on February 17, 2016, by and between Citigroup Global Markets Inc. (“CGMI”) and Marubeni Aviation Holding Coöperatief U.A. (“Marubeni”) for the purchase of shares of common stock (the “Stock”) issued by the Aircastle Limited (the “Issuer”) complying with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934 on a “not held” basis.

A)	Purchase Plan Requirements

1.	On any day on which the New York Stock Exchange is open for business and CGMI is instructed to engage in stock purchasing efforts, pursuant to the written instructions set forth in Appendix A, attached hereto, of this Purchase Plan, CGMI will act as Marubeni’s exclusive agent to repurchase shares of Stock.

2.	Purchases made by CGMI pursuant to this Purchase Plan shall be made in accordance with Marubeni’s written instructions set forth in Appendix A, and shall be made at the prevailing market prices, pursuant to the limitations stated in Appendix A, in open-market transactions. CGMI will use its best efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.

3.	The instructions set forth in Appendix A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock, or any change in capitalization with respect to the Issuer, that occurs during the term of this Purchase Plan.

4.	CGMI shall be entitled to a commission of $0.02 per share purchased.

B)	Marubeni’s Representations and Warranties

Marubeni makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

1.	At the time of Marubeni’s execution of this Purchase Plan, Marubeni is not aware of any material, non-public information with respect to the Issuer or the Stock. Marubeni is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

2.	Purchases of Stock under this Purchase Plan have been duly authorized by Marubeni and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on Marubeni. Marubeni will inform CGMI as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by CGMI or Marubeni and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in Section C and Section E.

3.	Marubeni agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

4.	If applicable, Marubeni agrees to provide CGMI with all necessary information regarding Marubeni’s previous purchases of Stock and/or the Issuer’s previous purchases of Stock, as may be required for CGMI to calculate the applicable volume limitations under Rule 10b-18.

5.	Marubeni agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

6.	Marubeni agrees that it does not have authority, influence or control over any purchase of Stock effected by CGMI pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. Marubeni agrees that it will not communicate any material non-public information relating to the Stock or the Issuer to any employee of CGMI or its affiliates who is responsible for purchasing Stock, in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

7.	Marubeni acknowledges and agrees that the Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

8.	This Purchase Plan constitutes Marubeni’s legal, valid and binding obligation enforceable against Marubeni in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to Marubeni’s knowledge threatened, that would prevent or interfere with Marubeni’s purchase of Stock under this Purchase Plan.

C)	Suspension of Purchases

Marubeni acknowledges and agrees that CGMI may suspend purchases under this Purchase Plan in the event that:

1.	CGMI determines that it is prohibited from purchasing Stock by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Marubeni and its affiliates (other than any such restriction relating to Marubeni’s possession or alleged possession of material nonpublic information about the Issuer or the Stock); or

2.	CGMI determines, in its sole discretion that a market disruption has occurred, beyond the control of CGMI that would materially interfere with CGMI’s ability to carry out the terms of this Purchase Plan; or

3.	Trading in the Stock is halted or suspended

If any purchases cannot be executed as required by this Purchase Plan due to any of the events specified in Paragraphs (1), (2) or (3) above, CGMI shall effect such purchases as promptly as practicable after the cessation or termination of such disruption, applicable restriction or other event.

D)	Modification of this Purchase Plan

Any modification of this Purchase Plan by Marubeni will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1, and only with CGMI’s written consent. In particular, Marubeni agrees that it will not modify or propose to modify this Purchase Plan at any time that it is aware of any material non-public information about the Issuer and/or the Stock and that it will be deemed to repeat its representations in Section B at the time of such modification. Termination of this Purchase Plan by Marubeni pursuant to Section E (1) (ii) shall not be deemed a modification of this Purchase Plan.

E)	Termination of this Purchase Plan

1.	This Purchase Plan will terminate upon the earliest of any of the following events:

i.	The satisfaction of the purchasing instructions specified in Appendix A, including without limitation the expiration of any applicable purchase period or the completion of any applicable maximum purchase amount;

ii.	Marubeni or its designee notifies CGMI in writing, that this Purchase Plan is to be terminated;

iii.	CGMI determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as Marubeni’s agent under this Purchase Plan;

iv.	CGMI becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to Marubeni or the taking of any corporate action by Marubeni to authorize or commence any of the foregoing;

v.	Marubeni or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

2.	Any transaction pending at the time CGMI receives a notice referred to in Section D or E (1) (ii) shall be completed and CGMI shall receive the commission set forth in Section A (3).

F)	Indemnification and Limitation on Liability

1.	Marubeni agrees to indemnify and hold harmless CGMI (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to: (a) any material breach by Marubeni of this Purchase Plan (including Marubeni’s representations and warranties), and (b) any violation by Marubeni of applicable laws or regulations. Marubeni will have no indemnification obligations in the case of gross negligence or willful misconduct of CGMI or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither CGMI nor Marubeni will be liable for:

i.	Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.	Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.	Marubeni acknowledges and agrees that CGMI has not provided Marubeni with any tax, accounting or legal advice with respect to this Purchase Plan, including whether Marubeni would be entitled to any of the affirmative defenses under Rule 10b5-1.

G)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

H)	Entire Agreement

This Purchase Plan (including any annexes, exhibits, or appendices) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

I)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

J)	Notices

All required notifications to CGMI under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to the Special Equity Transactions Group, fax number (646) 291-3270, telephone number (877) 531-8365.

All required notifications to Marubeni under this Purchase Plan shall be made in writing, sent (i) via facsimile, and confirmed by telephone to Marubeni Aviation Holding Coöperatief U.A., ATTN: Akira Kotaki, Managing Director, fax number 31-20-673-00-16, telephone number 31-20-406-45-13.

K)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date first written above.

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.		CITIGROUP GLOBAL MARKETS INC.

By:		By:

Name:	Akira Kotaki	Name:	Matthew T. Morris

Title:	Managing Director	Title:	Director

APPENDIX A

Purchase Period:

February 18, 2016 through and including December 31, 2016

Plan Share Cap:

The total purchases under this plan shall not exceed 374,763 shares of the Stock.

Daily Share Cap:

The maximum number of shares of the stock permitted under the “25% of ADTV” limitation of Rule 10b-18

Once per week, as permitted and defined under Rule 10b-18. a “block” purchase may be executed in lieu of purchasing under the 25% limitation

Maximum Purchase Price:

$20.50 per share for any share purchased